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                                UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 4)*

                      Equity Corporation International
--------------------------------------------------------------------------------
                              (Name of Issuer)

 Common Stock, par value $.01 per share, including preferred share purchase rights associated with the Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 294644 10 9
                  -----------------------------------------
                               (CUSIP Number)


                              James M. Shelger,
                     Service Corporation International,
                             1929 Allen Parkway,
                            Houston, Texas 77019
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                              February 5, 1997
            ------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 8 Pages

                                        SCHEDULE 13D

--------------------------                               -----------------------
 CUSIP NO.  294644 10 9                                   PAGE  2  OF  8  PAGES
           ------------                                        ---    ---
--------------------------                               -----------------------

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
               Investment Capital Corporation

--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                   (b) [x]
   2


--------------------------------------------------------------------------------
       SEC USE ONLY
   3

--------------------------------------------------------------------------------
       SOURCE OF FUNDS*
   4
               OO
--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                              [ ]
   5


--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OR ORGANIZATION
   6
               United States of America, State of Texas
--------------------------------------------------------------------------------
                            SOLE VOTING POWER
                        7
       NUMBER OF                    225
         SHARES         --------------------------------------------------------
      BENEFICIALLY          SHARED VOTING POWER
        OWNED BY        8
          EACH                      0
       REPORTING        --------------------------------------------------------
         PERSON             SOLE DISPOSITIVE POWER
          WITH          9
                                    225
                        --------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                       10
                                    0
--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
               225
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ] 12

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT ROW (11)
  13
               Less than 1%

--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON*
  14
               CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------                               -----------------------
 CUSIP NO.  294644 10 9                                   PAGE  3  OF  8  PAGES
           ------------                                        ---    ---
--------------------------                               -----------------------


--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
               SCI Capital Corporation

--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [x]
   2


--------------------------------------------------------------------------------
       SEC USE ONLY
   3

--------------------------------------------------------------------------------
       SOURCE OF FUNDS*
   4
               OO
--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [ ]
   5

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OR ORGANIZATION
   6
               United States of America, State of Delaware
--------------------------------------------------------------------------------
                            SOLE VOTING POWER
                        7
       NUMBER OF                    225
         SHARES        ---------------------------------------------------------
      BENEFICIALLY          SHARED VOTING POWER
        OWNED BY        8
          EACH                      0
       REPORTING       ---------------------------------------------------------
         PERSON             SOLE DISPOSITIVE POWER
          WITH          9
                                    225
                       ---------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                       10
                                    0
--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
               225
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ] 12

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT ROW (11)
  13
               Less than 1%

--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON*
  14
               CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------                               -----------------------
 CUSIP NO.  294644 10 9                                   PAGE  4  OF  8   PAGES
           ------------                                        ---    ---
--------------------------                               -----------------------


--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
               SCI Special, Inc.

--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [x]
   2

--------------------------------------------------------------------------------
       SEC USE ONLY
   3

--------------------------------------------------------------------------------
       SOURCE OF FUNDS*
   4
               OO
--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [ ]
   5


--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OR ORGANIZATION
   6
               United States of America, State of Delaware
--------------------------------------------------------------------------------
                            SOLE VOTING POWER
                        7
       NUMBER OF                    225
         SHARES        ---------------------------------------------------------
      BENEFICIALLY          SHARED VOTING POWER
        OWNED BY        8
          EACH                      0
       REPORTING       ---------------------------------------------------------
         PERSON             SOLE DISPOSITIVE POWER
                        9
                                    225
                       ---------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                       10
                                    0
--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
               225
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ] 12

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT ROW (11)
  13
               Less than 1%

--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON*
  14
               CO
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------                               -----------------------
 CUSIP NO.  294644 10 9                                   PAGE  5  OF  8  PAGES
           ------------                                        ---    ---
--------------------------                               -----------------------


--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
               Service Corporation International

--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                 (b) [x]
   2


--------------------------------------------------------------------------------
       SEC USE ONLY
   3

--------------------------------------------------------------------------------
       SOURCE OF FUNDS*
   4
               OO
--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [x]
   5


--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OR ORGANIZATION
   6
               United States of America, State of Texas
--------------------------------------------------------------------------------
                            SOLE VOTING POWER
                        7
      NUMBER OF                     225
        SHARES         ---------------------------------------------------------
     BENEFICIALLY           SHARED VOTING POWER
       OWNED BY         8
         EACH                       0
      REPORTING        ---------------------------------------------------------
        PERSON              SOLE DISPOSITIVE POWER
         WITH           9
                                    225
                       ---------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                       10
                                    0
--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
               225
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ] 12

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT ROW (11)
  13
               Less than 1%

--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON*
  14
               C0
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         The Schedule 13D (together with Amendments No. 1, 2 and 3 thereto, the "Schedule 13D") filed with the United States Securities and Exchange Commission by Investment Capital Corporation ("ICC"), SCI Capital Corporation ("SCI Capital"), SCI Special, Inc. ("SCI Special") and Service Corporation International ("SCI") with respect to the common stock, par value $.01 per share, including preferred share purchase rights associated with the common stock (the "Common Stock") of Equity Corporation International, a Delaware corporation (the "Issuer") is hereby amended to furnish the information set forth below. All capitalized terms contained herein shall have the same meanings ascribed to such terms in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Schedule 13D is hereby amended and restated to provide the following information:

         (a) According to the Issuer's Prospectus dated January 30, 1997, there were 19,322,723 shares of Common Stock outstanding following completion of an offering of Common Stock by the Issuer covered by such Prospectus. As of the date hereof, the Reporting Persons are the beneficial owners of 225 shares of Common Stock of the Issuer, which represents less than 1% of the outstanding shares of Common Stock.

         (b) Each Reporting Person has the sole power to (i) vote and direct the vote of the shares of Common Stock and (ii) dispose or direct the disposition of the shares of Common Stock.

         (c) Pursuant to the Purchase Agreement dated January 30, 1997, between SCI, the Issuer and certain underwriters named therein (the "Purchase Agreement"), SCI sold 7,994,522 shares of Common Stock at a net price equal to $18.48 per share. The effective date of this transaction was February 5, 1997.

                 In connection with the transactions contemplated by the Purchase Agreement, SCI "cashed-out" options to purchase 691,501 shares of Common Stock previously granted to certain officers and directors of SCI.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or their proceeds from the sale of, the shares of Common Stock.

         (e) As of February 5, 1997, the Reporting Persons ceased to be the beneficial owner of more than 5% of Common Stock.





                               Page 6 of 8 Pages

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 5 for a discussion of the Purchase Agreement between SCI, the Issuer and certain underwriters named therein.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A    Agreement Regarding Joint Filing of Schedule 13D

         Exhibit B    Purchase Agreement





                             Page 7 of 8 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


February 12, 1997                  INVESTMENT CAPITAL CORPORATION


                                   By: /s/ JOHN H. LOHMAN, JR.
                                      -----------------------------------------
                                           Name:   John H. Lohman, Jr.
                                           Title:  Treasurer



                                   SCI CAPITAL CORPORATION


                                   By: /s/ JOHN H. LOHMAN, JR.
                                      -----------------------------------------
                                            Name:   John H. Lohman, Jr.
                                            Title:  Treasurer



                                   SCI SPECIAL, INC.


                                   By: /s/ JOHN H. LOHMAN, JR.
                                      -----------------------------------------
                                             Name:   John H. Lohman, Jr.
                                             Title:  Treasurer



                                   SERVICE CORPORATION INTERNATIONAL


                                   By: /s/ JAMES M. SHELGER
                                      -----------------------------------------
                                             Name:   James M. Shelger
                                             Title:  Senior Vice President,





                               Page 8 of 8 Pages

                               INDEX TO EXHIBITS




EXHIBIT
NUMBER           IDENTIFICATION OF EXHIBITS
------           --------------------------
   A             Agreement Regarding Joint Filing of Schedule 13D

   B             Purchase Agreement